Exhibit 99.1

RADCOM Announces Preliminary Second Quarter Revenue and Updated Full-Year Guidance

Customer Deployment Delays Driven by Higher Component Costs and Supply Constraints Impact Second Quarter Revenue and Full-Year Outlook

Second Quarter Earnings Release Call to be held on August 12

TEL AVIV, Israel – July 30, 2026 − RADCOM Ltd. (Nasdaq: RDCM) (the “Company”) today announced preliminary second quarter revenue expectations and updated its full-year 2026 outlook ahead of its August 12, 2026 earnings release.

Based on preliminary analysis, management currently expects second quarter revenue to be approximately $12 million. This reflects customer deployment delays that have delayed customer purchasing decisions. The Company did not experience cancellations or competitive losses and believes these dynamics reflect timing considerations rather than changes in demand.

“These delays are impacting the purchasing decisions of several of our customers, affecting our second quarter revenue and full year guidance,” commented RADCOM’s Chief Executive Officer, Benny Eppstein. “These delays became evident during the last few weeks of the quarter, and, based on what we know today, they could continue to affect the timing of revenue through the balance of 2026.”

As a result, management is reducing its full-year 2026 revenue outlook to a range of $57 - $63 million, with a midpoint of $60 million.

Management expects RADCOM to remain profitable on a non-GAAP basis for full-year 2026, inclusive of these revenue headwinds.

“Demand for our solutions and our relationships with existing customers remain strong,” Mr. Eppstein added. “Our focus is on executing against the opportunities in front of us, supporting our existing customers and positioning the Company to return to sustainable growth as customer deployment activity normalizes. We expect to return to double-digit growth in 2027.”

Second quarter financial results conference call:

As previously disclosed, RADCOM will release its financial results for the second quarter ended June 30, 2026, on Wednesday, August 12, 2026, before the opening of the U.S. financial markets. RADCOM will host a conference call and live webcast to discuss the second quarter 2026 financial results on the same day, Wednesday, August 12, 2026, at 8:00 a.m. Eastern Time (3:00 p.m. Israel Time). Following formal remarks by RADCOM management, there will be a question-and-answer session.

Conference call details:

Date / Time: Wednesday, August 12, 2026, at 8:00 a.m. Eastern Time / 3:00 p.m. Israel Time

USA Toll-Free: 1-866-652-8972

USA Toll-Free (alternate): 1-800-994-4498

Local Access: 03-9180609

Webcast (live and replay): https://www.veidan-conferencing.com/radcom

An archived replay of the call will be available on the RADCOM website following the live event.

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048/312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its preliminary second quarter 2026 revenue expectations, its updated full-year 2026 revenue outlook and guidance, its expectation of continued Non GAAP profitability for full-year 2026, the expected timing, duration and impact of the customer deployment delays on the timing of revenue through the balance of 2026, its belief that these dynamics reflect timing considerations rather than changes in demand, its expectation of returning to sustainable growth as customer deployment activity normalizes, and its expectation of returning to double-digit growth in 2027, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products, delays in customer deployments and purchasing decisions, the risk that the Company’s preliminary results differ from its final reported results for the second quarter of 2026, the Company’s ability to achieve its full-year 2026 revenue guidance and to return to growth, the inability to timely develop and introduce new technologies, products, and applications, the timing of customer collections and resulting fluctuations in operating cash flow, reliance on a concentrated customer base, loss of market share and pressure on prices resulting from competition, and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.